# FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported  Form 4 Transactions Reported

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**OMB APPROVAL**

OMB Number:          3235-0362
Expires:          September 30, 1998
Estimated average burden
hours per response          1.0

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **Biever          Angela** | **Raymond James Financial  (RJF)** | __X__ Director          _____ 10% Owner |
| (Last)          (First)          (Middle) | 3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Year | _____ Officer (give title below)          _____ Other (specify below) |
| **880 Carillon Parkway** | | **Sept. 2002** | |
| (Street) | | 5. If Amendment Date of Original (Month/Year) | 7. Individual orJoint/Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person |
| **St. Petersburg          FL          33716** | | | __ Form filed by More than One Reporting Person |
| (City)          (State)          (ZIP) | | | |

**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Trans-action Date (Month/Day/Year) | 3. Trans-action Code (Instr. 8) | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Owner-ship (Instr. 4) |
|---|---|---|---|---|---|---|---|---|
| Raymond James Financial, Inc. (RJF) | | | Amount | (A) or (D) | Price | | | |
| **RJF-Common stock** | | | | | | **3,066** | **D** | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**NO UNREPORTED ACTIVITY**

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 4. Transaction Code (Instr. 8) | 5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of derivative Security (Instr. 5) | 9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4) | 10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | (A) | (D) | Date Exercisible | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **Current** | **2/13/2003** | **Common Stock** | **2,250** | **25.96** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **Current** | **2/12/2004** | **Common Stock** | **1,500** | **18.63** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **2/11/2003** | **2/11/2005** | **Common Stock** | **1,500** | **18.44** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **2/9/2004** | **2/9/2006** | **Common Stock** | **1,500** | **36.94** | | | |
| **Employee Stock Option (Right to buy)** | | | | | | **2/15/2005** | **2/15/2007** | **Common Stock** | **1,500** | **33.07** | **8,250** | **D** | |
| | | | | | | | | | | | | | |
| | | | | | | | | | | | | | |
| | | | | | | | | | | | | | |
| | | | | | | | | | | | | | |
| | | | | | | | | | | | | | |

Explanation of Responses:

/S/ ANGELA BIEVER                October 4, 2002
**Signature of Reporting Person          Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
*see* Instructions 6 for procedure.